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                                                                      Exhibit 10



CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Fisher & Paykel Healthcare Corporation Limited of our report dated May 30, 2002, except for Note 26, for which the date is June 24, 2002, relating to the financial statements and financial statement schedule of Fisher & Paykel Healthcare Corporation Limited, which appears in this Annual Report on Form 20-F.


PricewaterhouseCoopers
/s/ PricewaterhouseCoopers

Auckland, New Zealand
July 1, 2002.